

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 9, 2010

Timothy G. Rubritz
Vice President, Chief Financial Officer
Parkvale Financial Corp.
4220 William Penn Highway
Monroeville, Pennsylvania

Re: Parkvale Financial Corp.
Form 10-K for the Fiscal Year Ended June 30, 2009
File Number 0-17411

Dear Mr. Rubritz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant